FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Leavitt, Dixie L.	2. Issuer Name and Tickler or Trading Symbol Questar Corporation - STR						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director		10% Owner
							Officer (give title below)	X	Other (specify below)
Senior Director
(Last) (First) (Middle) The Leavitt Group 216 South 300 West	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year April 7, 2003			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month/Day/Year)			Form filed by One Reporting Person
(Street) Cedar City, Utah 84720							Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (and attached Common Stock Purchase Rights)	04-07-2003		M		6,400	A	$28.01
Common Stock (and attached Common Stock Purchase Rights)	04-07-2003		F		5,924	D	$30.26
Common Stock (and attached Common Stock Purchase Rights)	04-07-2003		M		6,400	A	$22.95
Common Stock (and attached Common Stock Purchase Rights)	04-07-2003		F		4,854	D	$30.26	38,445.949	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option	$28.01	04-07-2003		M		6,400		08-13-2001	02-13-2011	Common Stock (and attached Common Stock Purchase Rights)	6,400
	$22.95	04-07-2003		M		6,400		08-11-2002	02-11-2012	Common Stock (and attached Common Stock Purchase Rights)	6,400		0
Phantom Stock Units	1-1												7,985.7928 [1]	D
Explanation of Responses:
1

I have an account balance of phantom stock units under a deferred compensation plan. These units are credited with "reinvested dividends." These shares will be converted to cash upon my death or retirement as a director of a Questar subsidiary.

		/s/ S. E. Parks	April 9, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	S. E. Parks as Attorney in Fact for Dixie L. Leavitt	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person
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